SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on October 12, 2004 and November 1, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 1, 2004	By:	/s/ ROLAND W. KOHL

Roland W. Kohl Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

 HIGHWAY HOLDINGS LIMITED RECEIVES CREDIT FACILITY INCREASES

        HONG KONG - October 12, 2004 - Highway Holdings Limited (Nasdaq: HIHO) today announced it has received credit facility increases from The Hongkong and Shanghai Banking Corporation Limited and DBS Bank Hong Kong Limited, representing an aggregate increase of approximately $1.02 million from its existing combined credit facilities of $2.82 million to $3.84 million. Terms are substantially equivalent to its existing credit facilities.

        The company indicated that the current operations do not require additional financial resources, but these increased banking facilities may be utilized for working capital and general corporate purposes for new business expansion.

        “The granting of these increased credit facilities highlights the company’s solid financial position and provides the flexibility to manage our business effectively,” said Roland Kohl, president and chief executive officer of Highway Holdings.

        At fiscal year end, March 31, 2004, the company had working capital of $8.8 million, compared with $7.7 million at March 31, 2003. Total Shareholders’ equity improved to $12.8 million from $11.9 million last year. The company’s current ratio was 2.61:1 at March 31, 2004, with essentially no long-term debt.

About Highway Holdings

        Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.
-more-

Tribecca Plaza • 12233 West Olympic Boulevard Suite 258 • Los Angeles, California 90064

telephone	310.442.9852
facsimile	310.442.9855

Highway Holdings Ltd.
2-2-2

        Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.
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NEWS RELEASE

CONTACTS:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED APPOINTS NEW BOARD MEMBER

- New Director Formerly Served as Chief Financial Officer -

        HONG KONG -November 1, 2004 - Highway Holdings Limited (Nasdaq: HIHO) today announced the appointment of Mark Majzner as a director of the company, replacing David Tamir who resigned for health reasons.

        “Mark is extremely knowledgeable about the company, having previously served as this company’s chief financial officer and corporate secretary. We are committed to sound corporate governance and Mark’s independent financial expertise and broad experience will be invaluable to the company,” said Roland Kohl, president and chief executive officer of Highway Holdings.

        Kohl expressed his gratitude to David Tamir for his many years of service and commitment to Highway Holdings. “While we are disappointed that David has elected to retire as an active director of the company, we appreciate that his health and recovery must be his primary focus. We wish him all the best,” Kohl said.

        Majzner, 38, is currently managing director and founder of Antipodes Premium Wines AB, a registered importer of alcohol with a particular focus on fine Australian wines and a pioneer in distribution of wine in Sweden through wine clubs. He previously served in Stockholm as the business affairs director for Naxos Group, the world’s leading independent classical music CD-company based in Hong Kong and comprised of two holding companies and 15 international operating subsidiaries. His responsibilities included group chief financial officer, business development, licensing, digital services, legal and risk management, corporate governance and tax and structural planning. Earlier he served as interim chief executive officer for Virionyx Corporation, a New Zealand- and Australia-based biotechnology company conducting FDA trials for a HIV/AIDS therapeutic. His career experience includes serving as chief executive officer of Milestone Ventures Australia Pty Ltd, an e-commerce development company, and managing director of US Capital Consultant Pty Ltd., a business consulting firm focused on providing services to companies interested in cross-border expansion to the U.S.

Tribecca Plaza • 12233 West Olympic Boulevard Suite 258 • Los Angeles, California 90064

telephone	310.442.9852
facsimile	310.442.9855

Highway Holdings Ltd.
2-2-2

        Majzner served as chief financial officer and corporate secretary of Highway Holdings from October 1994 through May 1997, and was responsible for managing the company’s initial public offering in December 1996. Majzner began his professional career as a cadet journalist with West Australian Newspapers in Perth, Australia. Later he was promoted to property editor and a financial reporter.

        He attended the University of Western Australia, Curtin University of Technology School of Journalism, Edith Cowan University and graduated with distinction from Stockholm University’s International Executive Master of Business Administration program.

About Highway Holdings

 Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.
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